SHARE PURCHASE OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 10th day of February 2004.

BETWEEN:

OLAV ELLINGSEN,
Kleiva 20
6900 Florø
Norway
(the “Optionor”)

OF THE FIRST PART

AND:

WESTCORP ENERGY, INC., of 1300 – 885 West Georgia Street, Vancouver, British Columbia, V6C 1L2

(the “Optionee”)

OF THE SECOND PART

WHEREAS the Optionor holds certain shares of common stock of Ellycrack AS (the “Company”) and has agreed to grant to the Optionee the right and option to purchase shares of the Company, subject to the terms and conditions set out in this Agreement;

1.	GRANT OF OPTION

1.1

The Optionor grants to the Optionee the irrevocable right and option (the “Option”) to purchase shares of common stock of the Company (the “Optioned Shares”) now owned or to be owned by the Optinor representing up to 25% of the outstanding common voting shares that may be acquired upon excersise of options, warrants or any other rights to purchase or otherwise acquire common voting shares of the Company including shares owned by the Optionee at that time, which Option is excercisable until 4:00 pm (Mountain Standard Time) on the later of June 30, (the “Expire Date”) . This means that the Optionee has the right to increase its share position to a total 25% of the outstanding shares in the company.

The purchase price for the Optioned Shares is based upon a market value of US$ 5.000.000 in respect of all outstanding shares of the Company as at June 30, 2004 as mutually agreed by the parties.

1.3	The Optionee may exercise the Option from time to time by:

(a)	giving notice in writing to the Optionor of the Optionee's intent to exercise the Option; and

(b)	upon determination of the purchase price pursuant to section 1.2 hereof, depositing the purchase price, payable by wire transfer, certified cheque, or banker’s draft (along with a copy of the notice in subsection (a) above) into trust with counsel for the Optionee, Boughton Peterson Yang Anderson Law Corporation, Attention: Claudia L. Losie, of 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8, Canada, or any other trustee that may be mutually acceptable to the parties (the “Trustee”).

If the Option is called upon before the Expire Date, the price of the shares is set by deviding US$ 5.000.000 by the outstanding shares at the date of the excercise of the Option(s).

1.4
On receipt of the notice and the purchase price, the Optionor will forthwith deliver or arrange for delivery to the Trustee on behalf of the Optionee or as directed by it certificates representing the Optioned Shares so purchased. On the Optionee’s confirmation of receipt of those certificates, the Trustee will be authorized to deliver the purchase price to the Optionor or as directed by it.

1.5.
Upon due excercise of the Option by the Optionee, the Optinor will as long as he is a share holder in the Company, vote in the general assembly to have one representative of the Optionee to the Board of Directors of the Company.

1.4	If at the close of business on the Expiry Date, the Option has not been exercised in full by the Optionee, the Option will expire.

1.5	Nothing in this Agreement will oblige the Optionee to purchase or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee has exercised the Option.

1.6
If the capital of the Company as constituted on the date of this Agreement is altered, including any consolidation, subdivision, or conversion of the shares of common stock of the Company into or for a greater or lesser number of shares of the same or another class or as a result of the amalgamation of the Company with any other company, at any time before the expiry of the Option, the number of Optioned Shares to be delivered to the Optionee will be increased or decreased to the number that would have resulted from the alteration if the Option had been exercised before the date of the alteration.

2.	OPTIONOR’S REPRESENTATIONS AND WARRANTIES

The Optionor represents and warrants to the Optionee (and the Optionor acknowledges that the Optionee will rely on these representations and warranties in connection with the purchase of the Optioned Shares from time to time) that except as disclosed in writing to the Optionee:

2.1	All of the Optioned Shares are validly issued as fully paid and non-assessable.

2.2
The Optionor is the legal and beneficial owner of the Optioned Shares, and the Optioned Shares are free of all liens, claims, pledges, hypothecations, charges, encumbrances, and resale restrictions whatsoever.

2.3	The Optionor has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth and, on exercise of the Option,

to transfer the legal and beneficial title and ownership of the Optioned Shares to the Optionee.

2.4
To the best of the Optionor’s knowledge, the performance of this Agreement will not be in violation of the Company’s constating documents or of any agreement to which the Optionor or the Company is a party or of any order, decree, statute, by-law, regulation, covenant, or restriction applicable to the Company or any of the Optioned Shares, and will not result in the creation or imposition of any lien, encumbrance, or restriction of any nature whatsoever in favour of a third party on or against the Optioned Shares.

2.5
The representations and warranties contained in this Article 2 will be true and correct as of the date of any exercise of the Option by the Optionee as though the Optionor had given them on the date of exercise.

3.	GENERAL PROVISIONS

3.1	Time is of the essence of this Agreement.

3.2          Any notices to be given by either party to the other will be sufficiently given if transmitted by facsimile or delivered by courier to the parties at their respective addresses shown on the first page of this Agreement, or to any other addresses as the parties may notify to the other from time to time in writing. This notice will be deemed to have been given at the time of delivery, if transmitted by facsimile, or within five business days from the date of pick-up, if delivered by courier.

3.3          This Agreement supersedes and replaces all prior understandings or agreements, verbal or written, between the parties in respect of the subject matter hereof.

3.4          This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, administrators, executors, successors, and assigns.

3.5          The parties will sign and deliver all further documents and do all further things required to carry out the full extent and meaning of this Agreement.

3.6          The parties may sign this Agreement in several parts in the same form and those parts will together form one original agreement and will be read together and construed as if all the signing parties had signed one copy of this Agreement.

3.7          This Agreement will be governed by and construed in accordance with the laws of the province of Alberta, Canada.

      “Olav Ellingsen”
OLAV ELLINGSEN

WESTCORP ENERGY, INC.
Per:

      “John Anderson”
Authorized Signatory